March 11, 2020

Steven E. Shelton
President and Chief Executive Officer
California BanCorp
1300 Clay Street
Suite 500
Oakland, California 94612

       Re: California BanCorp
           Form 10
           Filed March 4, 2020
           File No. 001-39242

Dear Mr. Shelton:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance